                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                             Rotech Healthcare Inc.
                             ----------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    778669101
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 2004
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          Note.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------

1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

----------------------------                           -------------------------
CUSIP No. 778669101                 13D                       Page 2 of 11 Pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,690,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,690,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,690,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 778669101                 13D                       Page 3 of 11 Pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,690,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,690,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,690,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 778669101                 13D                       Page 4 of 11 Pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,690,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,690,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,690,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 778669101                 13D                       Page 5 of 11 Pages
----------------------------                           -------------------------

          The following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.   SECURITY AND ISSUER.

          This statement relates to shares of the Common Stock, $.0001 par value
(the  "Shares"),  of  Rotech  Healthcare  Inc.  (the  "Issuer").  The  principal executive offices of the Issuer are located at 2600 Technology Drive, Suite 300,
Orlando, Florida 32804.

Item 2.   IDENTITY AND BACKGROUND.

          (a) This  statement  is filed by Steel  Partners  II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC") and Warren G.  Lichtenstein.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

          Partners  LLC is the general  partner of Steel  Partners  II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

          (b) The principal  business  address of each  Reporting  Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

          (c) The  principal  business of Steel  Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

          (d) No  Reporting  Person  has,  during  the  last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

          (e) No Reporting Person has, during the last five years, been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Lichtenstein is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate  purchase  price of the 2,690,000  Shares owned by Steel
Partners II is $57,430,956, including brokerage commissions. The Shares owned by
Steel  Partners II were  acquired  with  partnership  funds.

----------------------------                           -------------------------
CUSIP No. 778669101                 13D                       Page 6 of 11 Pages
----------------------------                           -------------------------

Item 4.   PURPOSE OF TRANSACTION.

          The  Reporting  Persons  purchased  the Shares based on the  Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

          No  Reporting  Person has any  present  plan or  proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  Steel Partners II intends to review  its  investment  in the  Issuer  on a  continuing  basis  and  engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems  appropriate  including,  without  limitation,  seeking Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Shares, selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  25,192,058  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q filed with the Securities and Exchange Commission on August 16, 2004.

          As of the close of business on September 17, 2004,  Steel  Partners II beneficially  owned 2,690,000 Shares,  constituting  approximately  10.7% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 2,690,000  Shares owned by Steel Partners
II,  constituting  approximately  10.7% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 2,690,000  Shares owned by Steel Partners II,  constituting approximately 10.7% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  2,690,000  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

          (b) By virtue of his positions  with  Partners LLC and Steel  Partners
II,  Mr.  Lichtenstein  has the sole  power to vote and  dispose  of the  Shares reported in this Schedule 13D.

----------------------------                           -------------------------
CUSIP No. 778669101                 13D                       Page 7 of 11 Pages
----------------------------                           -------------------------

          (c)  Schedule A annexed  hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

          (d) No person  other than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

          (e) Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

          Other than as described herein, there are no contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,
               Steel  Partners,   L.L.C.  and  Warren  G.  Lichtenstein,   dated
               September 20, 2004.

----------------------------                           -------------------------
CUSIP No. 778669101                 13D                       Page 8 of 11 Pages
----------------------------                           -------------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:   September 20, 2004                  STEEL PARTNERS II, L.P.

                                             By:  Steel Partners, L.L.C.
                                                  General Partner

                                             By: /s/ Warren G. Lichtenstein
                                                ---------------------------
                                                Warren G. Lichtenstein
                                                Managing Member

                                             STEEL PARTNERS, L.L.C.

                                             By: /s/ Warren G. Lichtenstein
                                                ---------------------------
                                                Warren G. Lichtenstein
                                                Managing Member

                                             /s/ Warren G. Lichtenstein
                                             ------------------------------
                                             WARREN G. LICHTENSTEIN

----------------------------                           -------------------------
CUSIP No. 778669101                 13D                       Page 9 of 11 Pages
----------------------------                           -------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------
Shares of Common Stock              Price Per                        Date of
     Purchased                      Share($)                         Purchase
     ---------                      --------                         --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
      100,000                       20.8000                          8/12/04
       55,000                       20.5000                          8/17/04
       75,000                       20.4000                          8/24/04
       25,000                       20.4000                          8/25/04
        3,500                       20.6857                          8/30/04
        6,500                       20.7062                          8/31/04
          900                       21.8111                          9/02/04
          200                       22.0000                          9/03/04
       12,500                       22.1140                          9/07/04
          500                       22.2500                          9/08/04
       15,000                       21.9500                          9/09/04
       35,000                       21.9500                          9/10/04

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                     None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                     None

----------------------------                           -------------------------
CUSIP No. 778669101                 13D                      Page 10 of 11 Pages
----------------------------                           -------------------------

                                  EXHIBIT INDEX

            Exhibit                                                        Page

1.          Joint  Filing   Agreement  by  and  among  Steel                11
            Partners II, L.P.,  Steel Partners,  L.L.C.  and
            Warren  G.  Lichtenstein,  dated  September  20,
            2004.

----------------------------                           -------------------------
CUSIP No. 778669101                 13D                      Page 11 of 11 Pages
----------------------------                           -------------------------

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated  September  20, 2004
(including  amendments  thereto)  with  respect  to the  Common  Stock of Rotech
Healthcare Inc. This Joint Filing Agreement shall be filed as an Exhibit to such
Statement.

Dated:  September 20, 2004                   STEEL PARTNERS II, L.P.

                                             By:  Steel Partners, L.L.C.
                                                  General Partner

                                             By: /s/ Warren G. Lichtenstein
                                                ---------------------------
                                                Warren G. Lichtenstein
                                                Managing Member

                                             STEEL PARTNERS, L.L.C.

                                             By: /s/ Warren G. Lichtenstein
                                                ---------------------------
                                                Warren G. Lichtenstein
                                                Managing Member

                                              /s/ Warren G. Lichtenstein
                                             ------------------------------
                                             WARREN G. LICHTENSTEIN